BOARD AND COMMITTEE CHARTERS

OF

PACIFIC BOOKER MINERALS INC.

(the “Company”)

TABLE OF CONTENTS

CHARTER OF THE BOARD OF DIRECTORS	3
AUDIT AND FINANCE COMMITTEE CHARTER	6
COMPENSATION COMMITTEE CHARTER	8
CORPORATE DISCLOSURE AND INVESTOR RELATIONS COMMITTEE CHARTER	10
INDEPENDENT DIRECTORS COMMITTEE CHARTER	11
NOMINATION AND CORPORATE GOVERNANCE COMMITTEE CHARTER	12
WHISTLE BLOWER PROCEDURES	14

CHARTER OF THE BOARD OF DIRECTORS

Mandate

•

To assume the role of supervising the management and affairs of PBM

•

To act honestly and in good faith with a view to the best interests of PBM

•

To exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances

Duties

•

Plan Board size and composition

•

Appoint CEO and Corporation Act Officers

•

Establish Committees of the Board and delegate responsibilities

•

Appoint members to each of the board committees

•

Confirm that the Committee members satisfy the applicable independence and experience requirements

•

Approve the Company's vision and mission statements

•

Review material investments and transactions

•

Approve objectives and strategic plans

•

Monitor performance against the strategic plan on an ongoing basis

•

Review the effectiveness of the strategic planning process

•

Assessing its own effectiveness and the effectiveness of the Chair of the Board and the individual Directors

•

Complying with and reviewing compliance with the Code of Conduct

•

Delegating management powers

•

Supervising management of PBM and it’s affairs

•

Advising the Chief Executive Officer

•

Performing such other functions as prescribed by law or the Company's governing documents

Member Requirements

•

Understand the PBM vision and objectives

•

Understand the role of the Board as articulated in this Charter

•

To be knowledgeable of PBM’s business and/or the mining sector

•

Have a favourable reputation in the business community

•

Have a proven record of making good business decisions

•

Have a reasonable knowledge of financial matters

•

Have an understanding of good corporate governance practices

•

Have some knowledge of local, national and international business issues

•

Have the ability to probe and challenge management, and to be able to make informed judgments

•

Available to regularly attend Board meetings

•

Scrupulously maintain the confidentiality of corporate information and Board discussions

•

Prepare for each meeting by reviewing the materials sent in advance and requesting clarification or additional information as needed

•

Inform him/herself of significant matters dealt with at meetings not attended

•

Prevent his/her own interests from conflicting or appearing to conflict with the interests of PBM, and to fully disclose details of any conflicting interests

Composition and Term of Office

•

The number of directors as required to comply with the requirements of the laws governing the Company, including the stock exchanges on which the Company's securities are listed and securities regulatory authorities and the by-laws of the Company, usually set at the annual meeting each year

•

The term of service is from the end of the annual meeting to the end of the next annual meeting

•

May stand for re-election at the end of each term if recommended by the Nomination Committee

•

Directors whose principal employment changes materially from that which they held when appointed to the Board (including retirement) must advise the board and be prepared to tender an offer to resign

•

PBM will maintain Directors & Officers Liability insurance on behalf of all Directors and officers

•

Will seek to have one or more Directors resident in the major jurisdictions in which the Company operates

Independent or Management Directors

•

All directors not involved with the management of the Company are considered Independent Directors

•

Directors that hold Management positions are considered Management Directors

Selection of the Chair

•

At the first meeting following the annual meeting, Directors will select an independent Director who will assume the role of Chair until the next annual meeting

•

The Chair must be a regular attendee at the meetings

•

The Chair will conduct the meeting according to the agenda, assuring that all matters are heard, discussed or deferred to the next board meeting

•

The Chair must be impartial and must forward all concerns to the board

Meetings

•

Quarterly board meetings are scheduled in advance and the next meeting date is announced at the end of each meeting

•

Confirmation of the date, time and place of the meeting is sent to the Directors approximately two weeks in advance of the scheduled meeting

•

Any Director may request a meeting at any time with 24 hours notice

•

A quorum shall be four Directors of the current seven

•

Any director who does not attend at least 75% of the regularly scheduled meetings of the Board (or any committee in which they are a member) in a two consecutive year period must tender an offer to resign for acceptance or rejection by the Board

•

Directors attending meetings in their role as director receive $500 per meeting that they attend

Appendix A – Definition of Terms

Conflict of Interest

A Director's business or personal relationship may give rise to a personal interest in a business matter that conflicts, or appears to conflict, with the interests of the Company. In such circumstances, the issue should be raised with the Board. Appropriate steps will then be taken to determine whether an actual or apparent conflict exists, and in accordance with statutory requirements, determine whether it is necessary for the Director to be excused from discussions on the issue. In addition, each Director must ensure that he or she is free from any interest and any business or other relationship, which could, or could reasonably be perceived to interfere with the Director's ability to act with a view to the best interests of the Company.

Appendix B - Committees of the Board

•

Audit and Finance Committee

•

Compensation Committee

•

Corporate Disclosure and Investor Relations Committee

•

Independent Directors Committee

•

Nominating and Corporate Governance Committee

Appendix C – Orientation of New Directors

Materials to be Provided List

•

The organization of the Board and its Committees

•

The powers and duties of Directors

•

The required standards of performance for Directors

•

The Company’s Code of Business Conduct

•

This Charter

•

The most recent financial reports

•

Insider reporting information

Meetings required

•

Orientation begins with a strategic overview session with the Chief Executive Officer or President, Chief Financial Officer and Chief Operating Officer

•

Followed by meetings or briefing sessions with selected company executives

•

Possible site visits as well as private meetings with management

Information required from Appointee

•

Consent to appointment letter

•

Personal Information Form

•

Personal biographical information for posting on website, etc

AUDIT AND FINANCE COMMITTEE CHARTER

Mandate

•

To assist in fulfilling the Company’s responsibility for the quality and integrity of the accounting, auditing, reporting practices and internal accounting controls

•

To assess the legal, compliance and ethics programs as established by the Board

•

To provide ongoing review of policies and procedures

•

To take appropriate actions to set the overall corporate “tone” for quality financial reporting, sound risk management practices and ethical behaviour

•

Has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the auditor

•

Recommend the external auditor to be nominated or replaced annually

•

Review the performance of, confirm the independence of, and review fees paid to the external auditor annually

Duties

•

Review and recommend for approval the annual and quarterly financial statements and Management Discussion And Analysis

•

Review and approve compliance with policies and procedures for the management and control of risk, including capital management and the safeguarding of assets

•

Review the internal control and information management systems that provide reasonable assurance as to the reliability of the financial information

•

Satisfy itself that procedures are in place for the review of the Company’s public disclosure of financial information derived from the financial statements

•

Review significant issues regarding accounting principles, practices, and judgments of management

•

Directly responsible for overseeing the work by the auditor (including resolution of disagreements between management and the auditor regarding financial reporting)

•

Review all related party transactions

•

Perform such other duties as may be assigned to it by the Board or as may be required by applicable regulatory authorities or legislation

Member Requirements

•

Confirm that the information contained in the financial statements is not erroneous, misleading or incomplete

•

Review the auditor’s audit plan, including the scope, procedures and timing of the audit

•

Review the results of the annual audit with the external auditor, including matters related to the conduct of the audit and that the audit function has been effectively carried out

•

Review the post-audit report and/or management letter containing the recommendations of the auditor and management’s response and follow-up to any identified weaknesses

•

Ensure that all material written communications between the Company and the auditor are sent to the Committee

•

Review internal control reports prepared by management and the evaluation of any report by the auditor, together with management’s response

•

Inquire of management and the auditor about financial risks to which the Company may be subject, and assess the steps management has taken to minimize such risks

•

Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee

•

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval

Composition and Term of Office

•

Members shall be appointed by the Board at its first meeting following the annual shareholders’ meeting

•

The term of service is from the end of the annual meeting to the end of the next annual meeting

•

Shall consist of at least three directors, the majority of whom are independent directors

•

At least one member of the Committee shall be financially literate (for the purposes of this Charter, the term “financially literate” means the ability to read and understand a set of financial statements that present a level of complexity that is generally comparable to the Company’s financial statements.

•

All members of the Committee who are not financially literate will work towards becoming financially literate and to obtain a working familiarity with basic finance and accounting practices

Selection of the Chair

•

Members of the Committee will designate a Chair by a majority vote of the full Committee membership

•

The Chair shall be financially literate and an independent director

Meetings

•

Meetings of the Committee shall take place at regular intervals

•

The Chair will give members 24 hours advance notice of each meeting and the matters to be discussed at it

•

Notice may be given personally, by telephone, facsimile or e-mail

•

A quorum shall consist of a majority of members

•

May participate in person or by telephone

•

Required to meet at least once annually with the auditor and the Chief Financial Officer and management to review accounting practices, internal controls, financial statements and other matters

•

The auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the annual financial statements and, if the Committee feels it is necessary or appropriate, at any other meeting

•

On request by the auditor, the Chair shall call a meeting of the Committee to consider any matter that the auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders

•

May periodically meet separately with each of management and the auditor to discuss any matters that would be appropriate to discuss privately

•

May invite to its meetings any other person whom it deems appropriate to consult in order to carry out its responsibilities

•

May also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities

Authority

•

To communicate directly with the auditor

•

To require the auditor to report directly to the Committee

•

Is granted the authority to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel

COMPENSATION COMMITTEE CHARTER

Mandate

•

Recommend and review the amount of compensation paid to management and directors

•

Administers the option compensation plans and propose the granting of incentive stock options for review and approval by the Board

•

Review, assess and approve overall company strategies for attracting, developing, retaining and motivating management and employees

Duties

•

Determining Director compensation

•

Establish, review and revise compensation for the Chief Executive Officer and the Chief Financial Officer

•

Evaluate the performance of the CEO and CFO annually

•

Determine compensation, grants of options or other awards for all officers and general grant levels for employees

•

Consult with independent advisors as the Committee may deem necessary in connection with fulfilling its duties

•

Report regularly to the Board with regard to any issues that may arise in the course of the discharge of its responsibilities and duties

•

Perform any other activities consistent with this Charter, the bylaws and governing law as the Board deems appropriate

Member Requirements

•

Every member of the Committee shall be free of any relationship that would interfere with the member’s exercise of independent judgment

•

Undergo an annual review of the performance of the Committee by the Nominating and Corporate Governance Committee

•

Review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval

Composition and Term of Office

•

Shall be appointed by the Board at its first meeting following the annual shareholders’ meeting

•

The term of service is from the end of the annual meeting to the end of the next annual meeting

•

Shall consist of at least two directors

Selection of the Chair

•

Members of the Committee may designate a Chair by a majority vote of the full Committee membership

•

The Chair shall be responsible for leadership of the Committee, including arranging for the preparation of agendas, conducting the meetings, reviewing minutes and reporting to the Board

•

The Chair shall also maintain regular liaison with the Chief Executive Officer

•

News release of option awards should be under the signature of the Chairman of the Committee

Meetings

•

Meet as often as necessary to perform the Committee’s duties and responsibilities

•

A quorum shall consist of a majority of members

Authority

•

To seek any information it requires from any individual of the Company as necessary or appropriate to carry out its duties and responsibilities

•

Shall have the power and authority to delegate any of its duties and responsibilities to subcommittees as the Committee may deem appropriate

CORPORATE DISCLOSURE AND INVESTOR RELATIONS COMMITTEE CHARTER

Mandate

•

Ensure that the Company is meeting all applicable disclosure rules and regulations within the time periods specified

Duties

•

Reporting the financial results to shareholders and other stakeholders

•

Recommending policies with regard to confidentiality of information, securities trading by staff, corporate communications and public disclosure

•

Review of the Form 20-F Annual Report to be filed 4 months after the Company’s fiscal year end

•

Review all news releases, quarterly and annual reports, information circulars and other such communications to shareholders or securities regulatory authorities

•

Management will ensure that all information that is material or could be considered material is provided to the committee, in order to make a decision as to whether public disclosure of the information is required

•

Review with the CEO before responding to any request by the media, by institutional investors or shareholders to discuss issues on behalf of the Company

Member Requirements

•

Undergo an annual review of the performance of the Committee by the Nominating and Corporate Governance Committee

•

Review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval

Composition and Term of Office

•

Shall be appointed by the Board at its first meeting following the annual shareholders’ meeting

•

The term of service is from the end of the annual meeting to the end of the next annual meeting

•

Shall consist of at least two directors

Selection of the Chair

•

Members of the Committee may designate a Chair by a majority vote of the full Committee membership

•

The Chair shall be responsible for leadership of the Committee, including arranging for the preparation of agendas, presiding over the meetings, making committee assignments, reviewing minutes and reporting to the Board

•

Review the minutes of all meetings of the Committee with the Board

Meetings

•

Meet as often as necessary to perform the Committee’s duties and responsibilities

•

A quorum shall consist of a majority of members

Authority

•

To seek any information it requires from any individual of the Company as necessary or appropriate to carry out its duties and responsibilities

•

To delegate any of its duties and responsibilities to subcommittees as the Committee may deem appropriate

INDEPENDENT DIRECTORS COMMITTEE CHARTER

Mandate

•

Review the activities and conduct of management directors and other committees

•

Issue recommendations to management in regards to matters of concern on behalf of the shareholders

•

Perform such other duties as may be assigned to it by the Board or as may be required by applicable regulatory authorities or legislation

Member Requirements

•

Refrain from discussions or negotiations in matters with anyone outside of the Company and to refer the matter to management or to the appropriate committee

•

Refrain from participation in the day-to-day affairs of the Company to maintain a true independent status

•

Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee

•

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval

Composition and Term of Office

•

Members shall be appointed by the Board at its first meeting following the annual shareholders’ meeting

•

The term of service is from the end of the annual meeting to the end of the next annual meeting

•

Shall consist of at least three directors

Selection of the Chair

•

Members of the Committee will designate a Chair by a majority vote of the full Committee membership

Meetings

•

Meetings shall be scheduled to take place at regular intervals

•

24 hours advance notice of each meeting and the matters to be discussed

•

Notice may be given personally, by telephone, facsimile or e-mail

•

A quorum shall consist of a majority of members

•

May participate in person or by telephone

Authority

•

To seek any information it requires from any individual of the Company in order to perform its duties

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE CHARTER

Mandate

•

Identify individuals qualified to become Board members

•

Recommend director nominees for each annual meeting

•

Recommend director nominees to fill any vacancies that may occur between annual meetings

•

Be aware of the best practices in corporate governance

•

Develop and recommend to the Board a set of corporate governance standards

•

Oversee the annual Board and Committee evaluation process

Duties

•

Make recommendations regarding the size and composition of the Board

•

Determine the criteria for selecting new directors that meet the needs of PBM with respect to the talents and experience of its directors, integrity of the candidate, level of education and/or business experience, ability and willingness to commit adequate time to Board matters

•

Consider proposed nominees submitted to it by shareholders

•

Evaluating and selecting board candidates for election at each annual meeting

•

Review the committee structure and charters and to recommend changes as required

•

Review committee slates annually and recommend members to fill vacancies as needed

•

Implement an annual Board and Committee evaluation process

•

Reviewing corporate governance practices and policies

•

Advise the Board on emerging corporate governance matters

•

Selecting, evaluating and recommending the individual that is/will be the Chief Executive Officer and other members of senior management

•

Overseeing succession planning for senior management positions

•

Reviewing compliance with legislative and regulatory requirements

•

Reviews the attendance of Directors each year

•

Report regularly to the Board any issues that may arise

•

Perform any other activities consistent with the Charter, Articles and governing law as the Committee or the Board deem appropriate

Member Requirements

•

Undergo an annual review of the performance of the Committee

•

Review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for its approval.

Composition and Term of Office

•

Shall be appointed by the Board at its first meeting following the annual shareholders’ meeting

•

The term of service is from the end of the annual meeting to the end of the next annual meeting

•

Shall consist of at least two directors

•

Every member of the Committee shall be free of any relationship that would interfere with the member’s exercise of independent judgment

Selection of the Chair

•

Members of the Committee may designate a Chair by a majority vote of the full Committee membership

•

The Chair shall be responsible for leadership of the Committee, including arranging for the preparation of agendas, presiding over the meetings, making committee assignments, reviewing minutes and reporting to the Board

•

The Chair shall also maintain regular liaison with the Chief Executive Officer

Meetings

•

Meet as often as necessary to perform the Committee’s duties and responsibilities

•

A quorum shall consist of a majority of members

Authority

•

To seek any information it requires from any individual of the Company as necessary or appropriate to carry out its duties and responsibilities

•

To delegate any of its duties and responsibilities to subcommittees as the Committee may deem appropriate

WHISTLE BLOWER PROCEDURES

Mandate

•

To establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters

•

To establish procedures for the confidential, anonymous submission by any staff of the Company of concerns regarding questionable accounting or auditing matters

Policy Requirements

•

The Chair of the Audit Committee shall have an e-mail address at which the Committee can receive complaints/comments regarding accounting, internal controls or auditing and submissions of any nature which may be made in respect to questionable matters or practices

•

The email address and its purposes is to be posted on SEDAR and the PBM website, and in the annual information circular

•

Ensure that all staff of the Company receive a copy of this procedure with the email address for submissions

•

The Chair shall ensure that the details of any submission are placed in the Minutes of the next Audit Committee meeting together with the plan and Committee member assigned to investigate the submission and report back to the Committee

•

Following the investigation of a submission, the report made to the Committee shall be placed in the Minutes of the Audit Committee

Whistle Blower Email Address is: chairman@pacificbooker.bc.ca